Exhibit (a)(1)(E)

December 23, 2019

Attn: Holders of Class A Liquidation Trust Interests in Woodbridge Liquidation Trust:

Included herewith are the following documents in furtherance of the ongoing tender offer (the “Offer”) by Contrarian Liquidity Option, LLC (formerly known as Woodbridge Liquidity Option, LLC) to purchase up to 2,858,405 of the Class A Liquidation Trust Interests (the “Trust Interests”) issued by Woodbridge Liquidation Trust (the “Trust”) for a cash price of $10.00 per Trust Interest:

•	Revised Assignment Form for the tender of Trust Interests;
•	Letter to Holders, dated December 23, 2019.

The Assignment Form has been revised to reflect certain changes to our Schedule TO filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. Any holder who has not yet submitted an Assignment Form and wishes to tender their Trust Interests in the Offer should use the enclosed Assignment Form. If you have already submitted the prior Assignment Form mailed to holders on or about December 12, 2019, and you do not wish to make any change, you are not required to take further action. You will be deemed to have accepted all changes to the new Assignment Form, unless you properly exercise your withdrawal rights as set forth in the Offer to Purchase.

You are encouraged to review our revised Schedule TO by visiting the SEC’s website at www.sec.gov and searching the public filings of the Trust as we have updated certain disclosures in our Offer to Purchase. In addition, you should review the Letter to Holders attached herewith which provides useful information in response to the Trustee’s recommendation regarding the Offer.

To participate in the Offer, please complete each of the following steps:

STEP 1: If necessary, obtain a current statement of account from Continental (the Trust’s transfer agent) to verify the number of Trust Interests that you own by (I) logging on to your account with Continental and printing a copy or (ii) requesting a copy from Continental at 212-509-4000 or cstmail@continentalstock.com.

STEP 2: Complete the enclosed Assignment Form, together with the Form W-9 provided (or other appropriate tax form) to prevent backup withholding;

STEP 3: Have the Assignment Form medallion signature guaranteed. To obtain a medallion signature guarantee, visit your local bank or credit union. We understand you may need to present a current account statement to prove your ownership of the Trust Interests. The medallion stamp confirms that the signature authorizing the transfer of the Trust Interests is genuine and that the signer has the legal capacity and authority to sign the Assignment Form;

STEP 4: Return the Assignment Form and Form W-9 (or other appropriate tax form) to Broadridge, the Depositary for the tender offer, no later than one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, January 10, 2020.

For your convenience, a self-addressed envelope is included for use in returning the Assignment Form (and any other required documents) to the Depositary.

If you have any questions, you may call (800) 266-3810 or contact Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com. You may also contact the Depositary for the Offer at:

Broadridge, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

Call Toll-Free: (844) 976-0737

Sincerely,

Contrarian Liquidity Option, LLC